Consumer Portfolio Services, Inc.
19500 Jamboree Road Irvine, California 92612 Facsimile (949) 753-6897 Telephone (949) 753-6800

October 5, 2011

VIA EDGAR

Matt S. McNair, Attorney-Adviser
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:          Consumer Portfolio Services, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
Form 10-K/A for Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 15, 2011
File No. 001-14116

Dear Mr. McNair:

We refer to your letter dated September 16, 2011, which asks that the smaller reporting company Consumer Portfolio Services, Inc. respond within ten business days, or advise when we will provide the requested response.  We replied on September 29, advising that we would provide substantive responses not later than Wednesday, October 5.

Our substantive responses to the comment letter appear below.  For your convenience, the text of the comments is set forth in bold, followed in each case by our response.

Form 10-K for Fiscal Year Ended December 31, 2010

Credit Experience, page 7

1. We note the reference at the bottom of page 7 to increased delinquency and charge-off percentages being due in part to the decrease in the size of your portfolio and the increase in average age. Please tell us why an increase in the average age of the portfolio contributes to an increase in delinquency and charge-off percentages.

Revise future filings accordingly.

The percentage of delinquent accounts is computed using the principal balance of the related outstanding contracts as a denominator.  Similarly, the denominator for the net charge off

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percentage is computed using the average principal balance of the related portfolio during the period.  Our internal credit performance data consistently show that new receivables have lower levels of delinquency and losses early in their lives, with delinquencies increasing throughout their lives and losses gradually increasing to a peak between 36 and 42 months, after which they gradually decrease.  Within our filing, the weighted average seasoning of our portfolio represented in the tables on pages 8 and 9 were 23 months, 33 months and 37 months as of December 31, 2008, 2009 and 2010, respectively.

Beginning in the fourth quarter of 2007, we gradually curtailed our purchases of new contracts to conserve our liquidity.  That curtailment continued through the third quarter of 2009, after which we began gradually increasing our volumes of contract purchases. When the portfolio is not growing due to new originations, the credit performance is more significantly influenced by the older contracts.

2. We note footnotes (2) and (4) to the table on page 8 of your Form 10-K. Please tell us and revise future filings to explain in more detail how the delinquency categories in the table reflect the effect of extensions. Specifically, explain if you categorize extended loans in delinquencies at the date of extension.

As the Staff noted, we state in footnote (4) of the delinquency table on page 8, that the delinquency aging categories shown in the tables reflect the effect of extensions.  We thought that statement made it clear that we classify receivables in aging categories after giving effect to extensions.  For example, if an obligor was 61-90 days past due under the original contract terms, and we had agreed with that obligor to grant a one-month extension, then giving effect to that extension causes that obligor’s account to be reported in the 31-60 day category.

Reading the footnotes with a fresh eye, we agree that the disclosure could be made more explicit.  In particular, we could state in footnote (2) that the “period of delinquency is based on the number of days a payment is past its due date, as extended where applicable.” We will revise future filings to include that disclosure.

To answer the specific question, as of the date that we mutually agree with an obligor to extend a due date, we categorize that loan as being current, or in any particular delinquency category, based on the extended due date, and not the original due date. We think that answer follows necessarily from our existing description in footnote (4), but we agree that it could be helpful to the reader to modify footnote (2), as noted above.

Extensions, page 8

3. In regard to your loan extensions, please tell us and disclose the following in your future filings:

[a] Disclose if these extensions are considered troubled debt restructurings. If not, please explain how you concluded that the extensions did not meet the criteria to be classified as a troubled debt restructuring;

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We consider our routine one or two month extensions to be insignificant delays in payments as discussed in ASC 310-30-35-10 rather than troubled debt restructurings as they are defined in ASC 310-40.  Our extensions are simple transactions intended to assist an obligor who may have had a temporary cash flow problem to get back on track with their payment schedule.  The only modification of terms is to advance the obligor’s next due date by one month and move the maturity date of the loan back by one month.  In some cases, a two month extension may be granted.  There are no other concessions (such as forgiveness of principal or of accrued interest).  Moreover, it is not likely that the existing rate of interest (which is not modified as part of the extension) is less than then the prevailing market rates for similar credits at the time of the extension since our contract interest rates (generally in the range of 18% to 21% per annum) already reflect high-risk credit and often are at or near the statutory maximums.

[b] Provide a robust discussion of your extension activities. Your discussion should include tabular format quantification of the types of concessions made (e.g., rate reductions, payment extensions, forgiveness of principal, forbearance or other actions) and a discussion of your successes or failures with the different types of concessions;

We believe that a prudent extension program is an integral component to mitigating losses in our portfolio of subprime automobile receivables.  Our obligors generally have few reserves of cash on hand to assist them when they are faced with issues such as unexpected health care costs, auto repairs, divorce or a temporary loss of income.  Our basic policy provides for no more than two one-month extensions in any 12-month period, not to exceed six one-month extensions over the life of the contract.  As stated above, we do not modify the contract interest rate, forgive interest or principal, or modify the amount of the obligor’s monthly payment.

The basic question in deciding to grant an extension is whether or not we will (a) just be delaying the inevitable repossession and liquidation or (b) risk losing the vehicle as a result of not being able to locate the borrower and vehicle.  In both of these situations, the loss severity at charge-off will inevitably be higher than if the vehicle had been repossessed initially.  The benefits of granting an extension include (w) minimizing current losses and delinquencies, (x) minimizing lifetime losses, (y) getting the customer current (or close to it) and (z) building goodwill with the customer so that he might prioritize us over other creditors on future payments. At the customer level, the ultimate goal of an extension is to keep the customer in the vehicle so that we can get many more payments from him/her in the future.  Our servicing staff are trained to identify when a past due obligor is facing a temporary problem that may be resolved with an extension.  In most cases, the extension will be granted in conjunction with our receipt of a past due payment (and where allowed by law, a nominal fee) from the obligor thereby indicating an additional monetary commitment to the contract on the obligor’s part.

We regularly assess the success rate of our extension program.  In 2010, we assessed the success rate of extensions granted during the four months of June, September and December 2008 and March 2009.  Extensions granted in these challenging periods of recession and high unemployment were successful in approximately 65% of the cases.  Our measure of “success” is

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that the account should be either paid in full, or be a performing account, 12 months after the extension. In our 2007 analysis, extensions granted during the four months of December 2005 and March, June and September 2006 (i.e., better economic times), were successful for approximately 75% of contracts receiving extensions.  Moreover, even in the cases where the account ultimately charged off during the 12-month observation period, any incremental payments received from the obligor subsequent to the extension would have contributed to interest income and reduced the principal on the account, thereby reducing the severity of the ultimate loss.

[c] Provide a table that identifies the number and amount of extensions on accrual and nonaccrual;

Our policy regarding non-accrual loans is to discontinue recognizing interest (and write off any accrued interest) on accounts 91 days or more past due at the end of any reporting period.  The table below stratifies accounts with extensions into accrual and non-accrual categories.

	June 30, 2011		March 31, 2011		December 31, 2010		December 31, 2009		December 31, 2008
	Units	Amount	Units	Amount	Units	Amount	Units	Amount	Units	Amount
Extension Experience	(Dollars in thousands)
Contracts with one extension, performing	13,440	$88,587	14,713	$104,854	16,151	$124,066	24,193	$244,179	27,237	$319,282
Contracts with two or more extensions, performing	10,833	77,650	11,310	85,510	11,307	91,310	11,138	109,328	7,400	75,300
	24,273	166,237	26,023	190,364	27,458	215,376	35,331	353,507	34,637	394,582
Contracts with one extension, non-accrual	830	4,340	1,070	6,372	1,598	11,138	2,335	21,902	2,923	35,048
Contracts with two or more extensions, non-accrual	1,242	7,489	1,372	9,165	1,919	14,327	1,746	17,525	1,239	13,688
	2,072	11,829	2,442	15,537	3,517	25,465	4,081	39,427	4,162	48,736
Total contracts with extensions	26,345	$178,066	28,465	$205,901	30,975	$240,841	39,412	$392,934	38,799	$443,318

[d] Specifically disclose all the factors you consider at the time a loan is extended to determine whether the loan should accrue interest;

Our policy for placing a loan on non-accrual status is independent of our policy to grant an extension.  Our blanket policy for non-accrual loans (as further explained below) is to cease accruals and write off any accrued interest on accounts 91 days or more past due.  Our policy for granting an extension (as explained above) is to grant them in cases where we believe it is more than likely that the additional payments received by the obligor subsequent to the extension offset the certain immediate loss we would incur if we repossessed and liquidated the collateral instead of granting the extension.  In practice, there would likely be no circumstances where an extension

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was granted and the account remained in a non-accrual status since the goal of the extension is to bring the account current (or nearly current).

[e] For your extensions that accrue interest at the time the loan is extended, please tell us in detail and disclose how you determine that the loan has been restructured so as to be reasonably assured of repayment and of performance according to the modified terms and is supported by a current, well-documented credit assessment of the borrower’s financial condition and prospects for repayment under the revised terms;

As stated above, we view a routine one-month extension as a valuable tool to mitigate losses on our portfolio of subprime automobile receivables.  Our routine one-month extensions do not materially restructure or modify the terms of loan.  The credit assessment is initially made by the responsible collector who bases their recommendation for an extension on their discussions with the obligor and considers relevant facts such as (1) the reason the obligor has fallen behind in their payments, (2) whether or not the reason for the delinquency is temporary, and if it is, have conditions changed so that the obligor can recommence making their regular monthly payment, (3) the past payment history on the account, including past extensions if applicable, and (4) the obligor’s willingness to communicate and cooperate on resolving the delinquency.  If the responsible collector believes the account is a good candidate for an extension, he or she must obtain approval from their supervisor, who will review the same relevant facts as stated above, prior to offering the extension to the obligor.

[f] For your extensions that accrue interest at the time the loan is extended, tell us and disclose whether you have charged-off any portion of the loan. If you have, please tell us how you concluded that repayment of interest and principal contractually due on the entire debt is reasonably assured; and

As stated above, our extensions do not modify any terms other than the next due date and maturity date and therefore do not result in any charge off of principal or interest.

[g] Disclose how you determine whether the borrower has demonstrated repayment performance with modified terms. Specifically disclose your policy regarding how many payments the borrower needs to make on extended loans before returning loans to accrual status.

See answer “d” above regarding the extensions and our non-accrual policy.

[h] Provide an update on your extension experience for all of the above areas in your subsequent interim periods, as well as a table detailing contracts with one extension and contracts with two or more extensions similar to the table included on page 8 herein.

In subsequent filings, we will include a table similar to the one above and other related meaningful disclosure on our extension program, as applicable.

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Allowance for Finance Credit Losses, page 27

4. We note the continued deterioration in the credit quality of your loan portfolio during 2008 and into fiscal 2011 as evidenced by the significant increase in loan loss provisions and loan charge-offs. We note that for 2008, 2009 and 2010 fiscal periods, total net loan charge-offs were approximately 164%, 170% and 144%, respectively, of the beginning of the year allowance for loan losses in those periods.

Please explain how you concluded that the respective allowance for loan losses were appropriate at each respective annual and interim reporting period given the levels of loan charge-offs and loan loss provisions recorded. As management replenished the allowance for loan losses during these periods, discuss what considerations management gave to reassessing the appropriateness of the allowance and the timeliness of charge-off policies in the previously reported periods and the kind of information management used to determine any adjustments made to quarters following those periods in which excessive loan charge-offs were taken and how and why additional provisions had not been made previously.

When we repossess a vehicle that secures one of our finance receivables, we reclassify the balance of that account from “Finance receivables” to “Other assets”.  At the time of the reclassification, we make an estimate as to the amount of the loss we are likely to recognize upon the liquidation of the vehicle and we reclassify the amount of that estimated loss from our “Allowance for credit losses” associated with finance receivables to an “Allowance for losses on repossessed vehicles”.  Upon liquidation, the reclassifications are reversed and the known loss is then charged to the “Allowance for credit losses”.  Consequently, at any reporting period, our aggregate “Allowance for losses” is split between “Finance receivables” and “Other assets” and the two shown separately in footnote 2 to our financial statements.

Consequently, in order to compute the total net charge offs as a percentage of the beginning of the year allowance, the denominator for such calculations must be the sum of the beginning of the year allowance for both “Finance receivables” and “Repossessions in inventory”, as indicated by the table below:

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	2010	2009	2008
	(Dollars in thousands)
Beginning of year allowance, finance receivables	$38,274	$78,036	$100,138
Beginning of year allowance, repossessions in inventory	28,081	32,690	21,849
	$66,355	$110,726	$121,987

Net charge offs	$55,027	$131,773	$164,639

Net charge offs as % of beginning of year
aggregate allowance	82.9%	119.0%	135.0%

As we stated in our filing, we use a “static pool” approach to estimate future losses and recognize monthly provisions for credit losses as necessary to maintain an aggregate allowance that we believe is adequate for probable credit losses that can be reasonably estimated.  The static pool approach is based on stratifying historical pools based on the time period of our purchase of the pool, then measuring the amounts of actual cumulative net losses as each pool seasons in order to estimate future losses on more recently purchased pools as they age.  For example, at December 31, 2010, the receivables we purchased in March 2010 would have seasoned for nine months.  In order to estimate the amount of net losses that the March 2010 pool would incur during 2011 (months 10 through 21) we would look to the historical losses of older pools that had already seasoned through their 21st month and use those loss levels to estimate the 2011 losses for the March 2010 pool.  Such estimates are analyzed by management to assess an appropriate level for the aggregate allowance and the required provision for credit loss expense is recognized as necessary.

During 2008 and 2009 our portfolio was significantly affected by the rapid increase in unemployment levels, the sharp drop in demand for repossessed vehicles at wholesale auctions and the general economic recession that began in December 2007.  During those periods we exercised our judgment and occasionally supplemented the allowance with amounts greater than what the pure historical loss data might have otherwise suggested would be appropriate.  Historically, we have observed that credit performance in our portfolio follows a somewhat consistent cycle of gradually improved performance during the first calendar quarter, as compared to the prior period’s fourth quarter.  We tend to see continued improvement in the second calendar quarter compared to the first, followed by generally consistent or slightly worse credit performance in the third calendar quarter compared to the second.  Generally, the fourth quarter exhibits the worst credit performance of any calendar quarter.  We found that in 2008 and 2009, the expected fourth quarter deterioration was greatly exacerbated by the continuing effects of the recession and high unemployment.  As a result, in each of those fourth quarters we found it necessary to recognize significantly higher levels of provisions for credit losses than we had

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earlier recognized, or could have been expected to recognize, in any of the prior quarters for those periods.

By 2010, unemployment levels had stabilized, the wholesale market for repossessed vehicles had improved and the economy had started to grow again.  Moreover, the higher than originally anticipated actual losses of 2008 and 2009 had influenced our static pool analyses, because we look at past performance in preparing an estimate of future losses.  As a result, our beginning of year aggregate allowance for 2010 proved to be a close approximation of the net losses we ultimately incurred during 2010.

Notes to Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Finance Receivables, page F-9

5. We note your disclosure in this footnote that you do not recognize additional interest income until the obligor under the Contract makes sufficient payments to be less than 90 days delinquent. Please tell us and revise future filings to disclose the following:

•	Disclose if the obligor has to catch up on all missed principal and interest payments during the 90 day period in order to begin accruing interest income;

•	Disclose how you conclude that repayment of interest and principal contractually due on the entire debt is reasonably assured; and

•	Disclose how you determine whether the borrower has demonstrated repayment performance.

Our obligors are generally referred to as “subprime” because they have limited credit histories, lower than average incomes or past credit problems.  It is not uncommon for our obligors to fall behind in their payments.  However, with the diligent efforts of our servicing staff and sophisticated systems for managing our collection efforts, we regularly work with the customer to resolve their delinquency.  Our staff is trained to employ a counseling approach to assist our customers with their cash flow management skills and help them to prioritize their payment obligations in order to avoid losing their vehicle to repossession.  Through our experience we have learned that once an account ages to the point where it becomes greater than 90 days past due, it is more likely than not that the account will not be resolved and will ultimately result in a charge-off.  As a result, we do not recognize any interest income or retain on our balance sheet any accrued interest for accounts that are greater than 90 days past due.

If an account exceeds the 90 days past due threshold at the end of one period, and then makes the necessary payments such that it becomes equal to or below 90 days delinquent at the end of a subsequent period, it would be restored to full accrual status for our financial reporting purposes.  At the time an account is restored to full accrual in this manner, there can be no assurance that full repayment of interest and principal will ultimately be made.  However, we monitor each obligor’s payment performance and are aware of the severity of his delinquency at any time.  The

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fact that the delinquency has been reduced below the 90-day threshold is a positive indicator.  Should the account again exceed the 90-day delinquency level at the end of any quarterly reporting period, it would again be reflected as a non-accrual account.

Allowance for Finance Credit Losses, page F-10

6. We note your disclosure that you analyze credit performance primarily in the aggregate rather than stratification by any particular credit quality indicator. Please tell us how you considered the example credit quality indicators in ASC 310-10-55-19 and how you considered the guidance in ASC 310-10-50-28 through 29 when determining the level of granularity to include in your financial statement footnotes concerning credit quality indicators.

Since our inception in 1991, we have specialized in financing basic transportation vehicles for borrowers with past credit problems, limited income, or limited credit histories. Substantially all the credit we extend is to individuals with a narrow range of credit indicators: those whom the market calls sub-prime risks. We do not offer a variety of lending products to a wide range of customers.

Our finance receivables are purchased from non-affiliated automobile dealers based on credit guidelines that we have continuously refined since inception.  We recognize that our many of our obligors have had past credit problems.  As a result, their credit bureau data often have derogatory performance history and their resulting credit scores are low.  We have established guidelines that favor applicants with a consistent and documentable employment and residence history with verifiable income, who seek to finance a reasonably priced new or late-model used vehicle for their basic transportation.  We limit loan-to-value and payment-to-income ratios as well as the maximum payment and loan amounts.  Consequently, we view our portfolio as a homogenous pool with relatively little variance among receivables with key metrics, such as the examples provided in ASC 310-10-50-19.

Regarding the guidance in ASC 310-10-50-28, we believe the key credit quality indicator for our portfolio is the extent to which an obligor’s payment history runs past his due date. Accordingly, we manage our portfolio and provide disclosure regarding delinquency on that basis.

Treatment of Securitizations, page F-11

7. Please tell us how you considered ASC 810-10-65-2.aa.iii.03 and ASU 2009-17 regarding your accounting for sales to qualified special-purpose entities and your subsequent decision to not consolidate the assets and liabilities of those trusts on your consolidated balance sheet.

As of December 31, 2010, we had 13 securitizations and one revolving credit facility financing various components of our finance receivables portfolio.  We treat only one of those securitizations, our 2010-A securitization, as a sale for financial accounting purposes.  Our analysis and support for that treatment follows.

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ASC 860-10 – Sale or financing?

The standard states that a securitization is accounted for as a sale when (1) the transferor surrenders control over the assets transferred and (2) receives cash or other proceeds.

We as the transferor received cash and 5% of the most junior series of bonds issued in the transaction (Class D bonds), thereby meeting the second criterion.

Surrender of control of the related assets exists when all of the following conditions are met:

(a) The legal isolation of the assets

(b) The ability of the transferee to pledge or exchange the assets

(c) The transferee no longer maintains effective control of the assets.

Legal isolation  As is customary in such transactions, the assets (the underlying automobile finance receivables) have been irrevocably contributed by us to the special purpose entity transferee.  Securitization counsel provided the parties with a “true-sale” opinion to this effect.  As a result, the legal isolation aspect of the sale treatment test is met.

Ability of transferee to pledge or exchange the assets  The terms of the 2010-A securitization, like most securitizations, restrict the SPE from transferring or pledging the underlying receivable assets.  However, the standard provides for such circumstances and states that as long as each third-party holder of the various securities has the right to pledge or exchange those beneficial interests, then the “ability to transfer” aspect of the sale criteria is met.  The 2010-A securitization has no terms that would restrict the holders of any class of securities from pledging, exchanging, selling or doing anything with their securities.  As a result, the “ability to transfer” aspect of sale criteria is met.

Surrender effective control of the assets  The standard states that effective control is surrendered when (1) the transferor has no requirements to repurchase transferred assets, (2) the transferor has no ability to cause the SPE to return assets and (3) there is no agreement that permits (and by its terms is likely to cause) the transferee to require the transferor to repurchase the assets.  We have neither the obligation nor the right to repurchase any transferred assets other than the typical obligation to repurchase individual contracts for breaches of representations and warranties.  As a result, the “surrender of effective control” aspect of sale criteria is met.  By contrast, in our typical securitizations, we hold the option to purchase outstanding receivables in a cleanup call, and we expect to exercise that option somewhere between 54 and 70 months after inception of the transaction.

ASC 860-10 – Consolidation of the variable interest entity (VIE)

Consolidation of the VIE by us would be required only if we were the primary beneficiary of the VIE.  The standard states that the primary beneficiary must have both (1) the power to direct the

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activities of the VIE that most significantly affect the VIE’s economic performance and (2) the obligation to absorb losses of the VIE or the right to receive benefits of the VIE that could be potentially significant to the VIE.  As the servicer we may be deemed to meet the first test of the primary beneficiary because through our servicing efforts we will substantially direct the activities that most significantly affect the VIE’s economic performance.  Regarding the second test, we have no obligation to absorb any losses beyond our ownership of 5% of the most subordinated securities.  We believe, however, that our 5% share of the most subordinated securities is not significant to the overall economics of the VIE.  Therefore, we are not the primary beneficiary and the VIE should not be consolidated with us.

Note 3. Finance Receivables, page F-17

8. We note your disclosure in this footnote that you have aggregated all of your finance receivables as an individual portfolio segment and class of financing receivable. We note that ASU 2010-20 indicates that segments and classes of financing receivables should be determined based on the risk characteristics of the financing receivables.

Please tell us how you considered the guidance in paragraphs ASC 310-10-55-16 through 18 in determining the appropriate level of your internal reporting to use as a basis for disclosure, and if you could further disaggregate your financing receivables portfolio to provide a greater level of detail needed by a user to understand the risks inherent in your financing receivables

Please see our response to Comment #6.

9. Please revise future filings to disclose the recorded investment in financing receivables past due 90 days or more and still accruing. Refer to ASC 310-10-50-7(b).

We do not recognize any interest income or retain on our balance sheet any accrued interest for accounts that are greater than 90 days past due.  Consequently, there are no receivables that are greater than 90 days past due and still accruing.

Note 10 - Income Taxes, page F-23

10. We note you have a $56.6 million deferred tax asset valuation allowance reported for the year ended December 31, 2010. We further note that you included some of the positive evidence you evaluated in your determination of the realization of the possible future realization of deferred tax assets. We understand that the determination of whether or not a valuation allowance is necessary is difficult and requires judgment, particularly when there is significant negative evidence such as recurring net losses and an accumulated deficit. Please provide us with an analysis, for the year ended December 31, 2010 and the subsequent interim reporting periods, detailing both the positive and negative evidence considered to overcome such significant negative evidence in determining the extent of any valuation allowance.

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Refer to ASC 740-10-30-21. To the extent that you believe a full valuation allowance is not warranted, tell us and provide a clear discussion addressing the reasons why you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets. Refer to ASC 740-10-30-5.

We provide below our analysis as of each reporting period.

Analysis as of December 31, 2010

As of December 31, 2010, we had approximately $70.6 million of deferred tax assets ("DTA") arising from several circumstances, which consisted of:

1.	Provisions for losses on our finance receivables.

2.
Net operating losses carryforwards (“NOLs”) and Built in Losses (“BILs”) arising from our acquisitions in 2002 and 2003 of MFN Financial (“MFN”) and TFC Enterprises (“TFC), respectively, each of which was an operating finance company at the time of acquisition.

3.	Recent operating losses from our core business.

In earlier assessments of the discrete components of deferred taxes, the assets associated with the MFN and TFC NOLs and BILs were deemed to be more likely than any other discrete components of deferred taxes to expire before they could be utilized.  As a result, at December 31, 2010, we established a deferred tax valuation allowance of $17.5 million to offset the carrying value of those NOLs and BILs.  We established an additional allowance of $28.8 million with consideration for the other DTA components and the amount of DTAs that could be utilized in the event that we were to sell a significant portion of our assets.

We have for some time been considering whether to sell a substantial portion of the Company’s assets, which would allow us to retire a significant portion of our high interest rate corporate debt and position us for future growth.  Moreover, as discussed below under the heading “positive evidence,” such an asset sale would generate approximately $37.5 million in taxable income, which in turn would immediately utilize the remaining portion of our net deferred tax assets.  As of year-end 2010, we decided to pursue our current business plan, in which we expand our servicing portfolio.  The large asset sale transaction would be reconsidered in the event that 2011 growth targets are not met.  We believe such a transaction could be executed with relative ease and completed long before our net deferred tax assets would expire unused.

We incurred substantial operating losses in 2008 and 2009, and a somewhat lower operating loss in 2010.  Nevertheless, we believe that the current operating environment provides the most promising prospects for future success at any time since 2007.  We are well positioned to take advantage of the current environment as a result of the December 2010 injection of $20 million in new senior secured debt and our entering into a new $100 million revolving credit facility, also in

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December 2010.  Moreover, as a testament to the recovery of the term asset-backed securities market, we completed an $86 million securitization of our finance receivables in September 2010.  As a result of these circumstances, the substantial allowance that we have recorded against our gross DTAs, and with due consideration to ASC 740, we believe that it is more likely than not that we will generate sufficient taxable income in the future to realize the benefits associated with our net deferred tax assets, without reliance on forecasted earnings from normal operations.

ASC 740 lists examples of negative and positive evidence that companies should analyze when considering the appropriateness of a valuation allowance against deferred tax assets.  Our current circumstances include specific examples of both positive and negative evidence.  To illustrate, ASC 740 lists the following examples of negative and positive evidence to consider while evaluating the need for a valuation allowance on deferred tax assets (examples in italics below, followed by a comment pertaining to us).

Paragraph 24 – Positive Evidence

a.
Tax planning strategies that would, if necessary, be implemented to accelerate taxable amounts to utilize carryforwards.  As mentioned briefly above, we have for some time been considering whether to sell a substantial portion of the Company’s assets which would result in a significant influx of cash and a restructuring of our balance sheet.  Such a transaction would allow us to retire a significant portion of high interest rate corporate debt and position us for future growth.  Moreover, this large asset sale would generate approximately $37.5 million in taxable income, which in turn would immediately utilize the remaining portion of our net deferred tax assets.  However, such a transaction would result in our no longer being retained as servicer for the assets to be sold: approximately $468 million of our servicing portfolio. Among other effects, we would lose access to all the future statistical servicing data, which we consider highly valuable in evaluating future purchases of receivables.  As of year-end 2010, we decided to pursue our current business plan, in which we obtain and use financing facilities to enable us to to increase new contract purchases and our servicing portfolio.  The large asset sale transaction would be reconsidered in the event that 2011 growth targets are not met.  We believe such a transaction could be executed with relative ease and completed long before our net deferred tax assets would expire unused.

b.
Existing contracts or firm sales backlog that will produce more than enough taxable income to realize the deferred tax asset based on existing sales prices and cost structures.  Our managed portfolio at December 31, 2010 includes approximately $756.2 million of finance receivables.  Virtually the entire owned-portfolio ($525.6 million) is financed with fixed-rate, full-term matched funding, and as such the portfolio can be seen as a “backlog” of future interest income revenue.  Portfolios representing $159.1 million in finance receivables are owned by third parties where we earn servicing fees and a residual interest with little credit risk; these represent a pipeline of future servicing fee revenue.

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c.
A strong earnings history exclusive of the loss that created the future deductible amount (tax loss carryforward or deductible temporary difference) coupled with evidence indicating that the loss (for example, an unusual or extraordinary item) is an aberration rather than a continuing condition.  We were formed in 1991 and through December 31, 2008 had recorded cumulative net earnings of $34.7 million.  Unfortunately, the rapid increase in unemployment caused by economic recession in 2008 and 2009 and the reduced demand for repossessed vehicles at wholesale vehicle auctions has had an unusually severe impact on the credit performance of the our portfolio in recent years.  This has resulted in recent losses that exceed retained earnings.  However, in our long history, we have been through a variety of economic cycles, including some with characteristics not unlike those we faced over the last three years.  We feel that the operating losses since 2008 are attributable to temporary negative economic circumstances rather than a fundamental weakness in our business plan.  After many years of U.S. unemployment rates of 4% to 5%, unemployment levels grew throughout 2008 and 2009 and crested in October 2009 at over 10%, for the first time in over 20 years.  Our typical borrowers do not have significant reserves of cash to continue making their car payments if they are out of work for extended periods of time.  It is not surprising, therefore, that our portfolio suffered higher than expected losses.  We believe those losses are attributable to temporary outside factors.

In addition, the 2008 pre-tax loss includes a loss of approximately $14 million on a securitization of receivables structured as a sale for financial accounting purposes that closed in September 2008.  In our 18-year history, we have completed 49 term securitizations aggregating $6.6 billion and, until the September 2008 transaction, had never recorded a loss in conjunction with a securitization.  The timing and existing economic circumstances of that specific transaction led to the loss.  Specifically, Lehman Brothers filed for bankruptcy protection a week prior to closing and the global credit markets froze as a result.  Another critical component of those circumstances was the significant amount of receivables pledged to expiring warehouse facilities at the time of the securitization.  Without closing that securitization, shortly thereafter our warehouse lenders would have had the ability to foreclose on and liquidate the receivables.  This scenario would have most likely resulted in a significantly larger loss on sale for us.  That situation does not exist now and is not likely to exist at any time in the near future.  As noted below, we had already seen, prior to December 31, 2010, a more normal securitization market in September 2010.

Our return to profitability is ultimately dependent upon our ability to finance new contract purchases with credit facilities that provide short-term revolving borrowings.  In September 2009, we entered into one such agreement with Fortress Credit Corp.  The Fortress facility provided us with $50 million to finance receivables purchased from dealers under our various originations programs.  Unlike past similar facilities where collateral was only eligible for 180 days, this facility was “designed for the times” and provided for performing collateral to remain eligible for the entire term of the facility, which is two years from the date of inception.

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In February 2010, we established a further $50 million term funding facility with Cohen and Company.  This facility was also designed for the times in that we can pledge up to $62 million of receivables to this facility, after which it simply terms out much like the ABS structures that we utilized before the financial markets collapse of 2008.  We fully utilized this facility during 2010.

In December 2010, we raised $20 million in new senior secured debt and opened a $100 million revolving credit facility for holding new originations pending their securitization in a term asset-backed transaction.  While these financings don’t represent a backlog of sales per se, they do represent the resources to generate future sales, which is a significant improvement over any period since mid-2008.  The $100 million revolving credit facility represents a significant milestone in our return to profitability.  The borrowing cost on the new $100 million revolving credit facility is 6.5% per annum, which represents a substantial improvement over the Fortress and Cohen facilities, where the interest rates are 14.0% and 11.0%, respectively.  Finally, in September 2010 we re-established our presence in the asset-backed market by completing an $86 million securitization of our receivables.  At year-end 2010, we intended and expected to complete at least two additional term securitizations during the year 2011.

Paragraph 23 – Negative Evidence

a.
A history of operating loss or tax credit carryforwards expiring unused.   Although we have recognized periods of operating losses in our history, 2008 represented the first significant full-year operating loss since 2004.    Moreover, when we have recorded losses that generated future tax benefits, we have always reported subsequent period taxable income such that we utilized all of the NOLs attributable to CPS (parent company) prior to expiration.  Consequently, this negative evidence does not exist.

b.
Losses expected in early future years (by a presently profitable entity).  We recognize the unprecedented challenges of the existing economic climate and have produced various forecasts of our future operations utilizing conservative assumptions about the revival of the capital markets and our access to financing for new contract purchases.  Not surprisingly, those forecasts indicate a loss in 2011.  The most conservative of those forecasts provide for us to gradually return to profitability during 2012 and to generate significant taxable income in 2013 and thereafter.  The 2010 loss was significantly less than either the 2008 or 2009 losses.

c.
Unsettled circumstances that, if unfavorably resolved, would adversely affect future operations and profit levels on a continuing basis in future years.  We are party to a variety of complex lending and securitization agreements that include financial covenants that could have been violated with the filing of the 2009 and interim 2010 financial statements if we had not received certain waivers.  However, we and our business partners recognize that the certain of the covenants in question were designed for a different economic climate and the “would-be” violations are not necessarily indicative of serious issues with us or our long-term prospects.  As a result, we have regularly

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received the necessary waivers and are in discussions with each of these parties who have generally acknowledged the current unusual circumstances and expressed a willingness to work with us to re-structure or amend any covenants so that they better apply to the current environment.  For example, during 2010, one of the bond insurers on our asset-backed securities, Assured Guaranty, agreed to a permanent amendment of the troublesome financial covenants rather than continuing with quarterly waivers.

d.
A carry back, carry forward period that is so brief that it would limit realization of tax benefits if (1) a significant deductible temporary difference is expected to reverse in a single year or (2) the enterprise operates in a traditionally cyclical business.  A significant portion of deferred tax assets are NOLs and BILs arising from the acquisitions of MFN and TFC.  Although the last of these are not scheduled to expire until 2023 we felt that it was prudent to establish a full valuation allowance against this discrete component of our deferred tax assets.

In addition to the above, we have a recent history of steady but controlled growth in our finance receivables portfolio with credit performance meeting or exceeding expected levels.  Moreover, we have achieved significant growth in our portfolio and revenue without corresponding growth in our operating expenses, which has driven our profitability through 2007.  We have strong ties, dating back over long periods, with key strategic business partners who play a significant role in our portfolio financings.  We have shown an ability to repay our long term debt as it becomes due, and we have acquired new long term financings even during the turbulent credit markets of 2008 and 2009.

We have carefully considered our current circumstances and have weighed both the negative and positive evidence as discussed in the guidance to ASC 740.  We have developed a financial forecast model using the best available information regarding assumptions for future growth, portfolio financings, operating costs and capital structures.  Finally, we have the ability to enter into a large asset sale that would generate sufficient taxable income to fully utilize our remaining net deferred tax assets.

As a result of all of the above, we concluded as of December 31, 2010 that it is more likely than not that we will realize the future benefits associated with our net deferred tax asset.

Analysis as of March 31, 2011

Our business prospects continued to improve throughout the first quarter of 2011.  In February of 2011, we established a second $100 million warehouse line of credit with UBS Real Estate Securities, raising our aggregate warehousing capacity to $250 million.  This second $100 million credit facility has an interest rate of one-month LIBOR plus 6.00% (currently approximately 6.25%), which again is much lower than the warehouse facilities that we opened in 2009 and 2010.  In March 2011 we raised an additional $5 million in senior secured debt and increased our

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quarterly purchases of finance receivables to $50.0 million from $17.4 million in the first quarter of 2010, and from $33.6 million in the fourth quarter of 2010.

We updated our analysis of the proposed large asset sale and determined that it would generate sufficient taxable income to utilize the remaining net deferred tax asset of $15.0 million, although we decided again to defer the large asset sale and to continue to execute our operating plan for 2011.

Analysis as of June 30, 2011

The liquidity in the capital markets and our business prospects continued to improve throughout the second quarter of 2011.  In April of 2011, we completed a securitization of $104.5 million of receivables, which we had purchased primarily in 2010 and 2011.    This securitization represented our first such securitization transaction of newly originated receivables since April 2008 and was so well received that we were able to issue bonds with a weighted blended cost of funds of approximately 4.0%.  That blended rate is properly compared with the 14.0% and 6.50% cost of funds on the Fortress and Goldman Sachs facilities, respectively, under which most of the related receivables had been previously financed.  In addition, during the quarter we issued an additional $9.8 million in subordinated asset-backed notes under the Cohen term funding facility and renewed our residual interest financing facility, thus extending its maturity date by 12 months to May 2012.  We increased our quarterly purchases of finance receivables to $60.8 million from $26.7 million in the second quarter of 2010, and from $50.0 million in the first quarter of 2011.

We updated our analysis of the proposed large asset sale and determined that it would generate sufficient taxable income to utilize the remaining net deferred tax asset of $15.0 million, although we decided again to defer the large asset sale and to continue to execute our operating plan for 2011.

Form 10-K/A filed May 2, 2011

Item 11. Executive Compensation

Summary Compensation Table, page 5

11. Please describe, and revise future filings to disclose, the material factors that led to the payment of bonuses disclosed in the Summary Compensation Table. Refer to Item 402(o) of Regulation S-K

The bonuses paid to the three Named Executive Officers (NEOs) for the years 2009 and 2010 were paid under our executive management bonus plan, as that plan was approved by our shareholders at our annual meeting in 2008.  Under that plan, in each of the years reported, executive officers other than the chief executive were eligible to receive a bonus of up to 100% of base compensation, and the chief executive was eligible to receive a bonus of up to 280% of base compensation.  In each case, a portion of that eligibility was premised on our achieving certain overall performance goals, which in those two years were not met, and the remainder of the

U.S. Securities and Exchange Commission
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eligibility was dependent on achieving goals particular to the individual.  In all cases, the compensation committee of our board of directors retained discretion to pay a bonus less than would be computed by application of such formulas.

As applied in the years 2009 and 2010, with respect to the chief executive, our compensation committee determined that the eligibility criteria were met with respect to a bonus percentage of 170% for 2009, and of 180% for 2010.  In both years, the committee exercised its discretion to reduce the bonus compensation below the amount specified by formula, awarding a bonus of approximately 114% of base salary for 2009, and approximately 136% of base salary for 2010.  As applied to the other two NEOs, our compensation committee applied a formula in which 35%-40% of the maximum 100% eligibility was dependent on the overall performance goals, and 60%-65% was related to individual objectives and to an evaluation of that individual’s performance by the chief executive and the committee.  On that basis, our compensation committee chose to award bonuses to one of those two NEOs of approximately 42% and 39% of base compensation, in 2009 and 2010, respectively, and to the other of approximately 50% and 63% of base compensation, in 2009 and 2010, respectively.

Bonus Plan, page 7

12. Please file the executive management bonus plan as an exhibit to future Forms 10-K, and to the post-effective amendment filed August 22, 2011. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K. If this plan is not set forth in a formal document, file a written description of the plan.

We have provided copies of the executive management bonus plan to our shareholders in the proxy statements relating to our annual meetings in 2006 (at which the plan was approved), and in 2008 (at which an amendment to the plan was approved).  Those proxy statements were duly filed with the Commission.  The Staff correctly notes, however, that we failed to file the plan as an exhibit to our most recent report on Form 10-K, or as an exhibit to our registration statement (file 333-168976).  A post-effective amendment to that registration statement is being filed on or about the date of this letter, with the plan included as an exhibit.  We shall file the plan as an exhibit to our next annual report on Form 10-K.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

Financial Covenants, page 9

13. We note the disclosure in the second paragraph on page 10 that you believe you will obtain future extension waivers of certain financial covenants because it is not in the interest of any party to transfer servicing. Please tell us why you believe this is the case and make appropriate revisions in future filings.

Since our inception in 1991, we have continuously refined our systems and procedures to maximize our effectiveness in the servicing and collection of our subprime automobile portfolio.  Successful servicing requires diligent telephonic contact, multiple payment alternatives, explicit

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and accurate record keeping of interactions with obligors, and efficient workload allocation.  When we enter into securitizations and other financing arrangements that call for us to service specific portfolios of receivables, the parties expect that we will continuously service those portfolios because they believe that we are proficient in doing so and that we will minimize the losses that are inherent in subprime portfolios.

We believe there are many servicers of prime credit mortgage or credit card portfolios, and that prime credit portfolios may be transferred between servicers without significant risk of credit degradation.  However, there are relatively few servicers who specialize in subprime automobile portfolios.  Moreover, diligent telephonic contact and continuity of the relationship between servicer and obligor are so critical that even a transfer of servicing to an entity with subprime experience could cause interruptions in servicing that would result in substantially greater losses than would have occurred without the transfer.

Our business partners who have repeatedly granted us waivers in lieu of transferring servicing are acutely aware of these realities and base their decision on whether or not to grant the waivers on their own best interests. Because of the risks inherent in servicing transfers, those decisions result in maintaining us as servicer.

*********

As part of our response, we acknowledge that the registrant is responsible for the adequacy and accuracy of the disclosures in its filings; that the staff’s comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey P. Fritz
Jeffrey P. Fritz
Chief Financial Officer

cc (email)	David Lyon (lyond@sec.gov)
David Irving (irvingd@sec.gov)
William Schroeder (schroederw@sec.gov)